SPE FINANCE LLC

 - AND -

ALEAFIA RETAIL INC.

- AND -

ALEAFIA HEALTH INC.

MASTER JOINT VENTURE AGREEMENT

TABLE OF CONTENTS
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TABLE OF CONTENTS
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MASTER JOINT VENTURE AGREEMENT

THIS MASTER JOINT VENTURE AGREEMENT (this “Agreement”) is entered into as of this 22 day of November, 2018,

BETWEEN:

SPE FINANCE LLC, a limited liability company
formed under the laws of the State of Delaware
(“SERRUYA”)

- and -

ALEAFIA RETAIL INC., a corporation incorporated
under the laws of the Province of Ontario
(“ARI”)

- and -

ALEAFIA HEALTH INC., a corporation continued
under the laws of the Province of Ontario
(“Aleafia Parent”)

RECITALS:

A.	Serruya is engaged in the business of owning or licensing certain brands and other intellectual property in relation to cannabis and cannabis products.

B.	ARI or one or more of its Affiliates is a licensed medical marijuana producer with growing operations conducted from its facility in Scugog, Ontario and is a wholly-owned Affiliate of Aleafia Parent.

C.

Serruya and ARI wish to establish a joint venture for the purpose of owning and managing retail stores with a focus on selling cannabis and cannabis-related products across Canada and internationally (excluding the United States) (the “Business”).

D.

The Parties wish to enter into this Agreement to formalize the intention of Serruya and ARI to create, fund and govern the operations of a joint venture, in the form of a corporation incorporated under the laws of the Province of Ontario, to carry on the Business.

NOW THEREFORE in consideration of the mutual undertakings and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
INTERPRETATION

1.01	Definitions

In this Agreement,

(1)	“Act” means the Business Corporations Act (Ontario).

(2)	“Affiliate” means an affiliate as that term is defined in the Act.

(3)	“Aleafia Parent” is defined in the preamble to this Agreement.

(4)	“Aleafia Parent Shares” means the shares in the capital of Aleafia Parent;

(5)

“Applicable Law” means each applicable provision of any constitution, treaty, statute, law, ordinance (including zoning ordinances), permits, code, rule, regulation, principle of common law or equity, policy, guideline, protocol or requirement, decision, order, decree, directive, judgment, ruling, award, injunction, verdict, subpoena, writ, release, license or other legally binding pronouncement of any Governmental Body.

(6)	“ARI” is defined in the preamble to this Agreement.

(7)	“ARI Licenses” is defined in Section 4.02(f)(i).

(8)

“ARI Subscription Agreement” means the subscription agreement that ARI and the Joint Venture will enter into on the Implementation Date in respect of a subscription for 10 Shares for an aggregate of $4,000,000.

(9)	“Board” means the board of directors of the Joint Venture.

(10)	“Business” has the meaning given in the recitals.

(11)	“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario, Canada.

(12)

“Claim” means any claim, loss, cost, expense, liability, fine, penalty, interest, payment and/or damage, including reasonable counsel and other reasonable professional fees incurred in connection therewith (provided that such fees and expenses shall only be considered a Claim to the extent that such claim, loss, cost, expense, liability, fine, penalty, interest, payment and/or damage is indemnifiable under this Agreement), but excluding, in any event special, exemplary or punitive damages, provided that the amount of any such special, exemplary or punitive damages shall be included if paid or payable to a third party.

(13)	“Closing” is defined in Section 3.02.

(14)

“Confidential Information” means any information relating to the Joint Venture or the Business that is of a confidential or proprietary nature, including information relating to the assets, business plans, customers, employees, equipment, financial statements and financial performance, intellectual property, inventory, market strategies, operations, pricing, products, suppliers, and trade secrets of any such Persons, their Affiliates or their businesses, whether communicated in written form, orally, visually, demonstratively, technically or by any other electronic form or other media, or committed to memory, and whether or not designated, marked, labelled or identified as confidential or proprietary, including:

(i)	Personal Information; and

(ii)

all analyses, compilations, records, data, reports, correspondence, memoranda, specifications, materials, applications, technical data, studies, derivative works, reproductions, copies, extracts, summaries or other documents containing or based upon, in whole or in part, any of the information listed above in this Section 1.01(14), but excluding information which:

(iii)	is generally available to or known by the public other than as a result of improper disclosure by a Party or any of its Representatives; or

(iv)

is or was obtained from a source other than the Joint Venture, a Party or any of its Representatives, or any Person known to the recipient of such information at the date of inquiry to be bound by a duty of confidentiality to the disclosing Party or the Joint Venture.

(15)

“Contract” means in respect of a Person, any contract, agreement, commitment, arrangement, undertaking or understanding of any kind whatsoever (including whether oral or written), to which such Person is a party or by which such Person is contractually bound or has rights or by which the property or assets of such Person are affected, together with all related amendments, modifications, supplements, waivers and consents thereto at the relevant time.

(16)

“Control” means, with respect to any corporate entity, the ownership at the relevant time of securities carrying more than 50% of the exercisable voting rights attached to all outstanding securities of that entity, other than by way of security only, if the votes carried by those securities are sufficient to elect a majority of that entity’s board of directors or otherwise provide for effective control of that entity, and “Controlled by” and similar words have corresponding meanings.

(17)	“Director” means a director of the Joint Venture.

(18)

“Encumbrance” means any charge, claim, condition, equitable interest, lien (statutory or otherwise), option, pledge, security interest, prior assignment, mortgage, charge, hypothec, lease, sublease, right to possession, encumbrance, privilege, easement, servitude, pre-emptive right or right of refusal or restriction of any kind, ownership or title retention agreement, conditional sale agreement, imperfections of title or encroachments relating to real property, claim, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

(19)	“Execution Date” means the date of this Agreement.

(20)

“Governmental Body” means any governmental or quasi-governmental body, including any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality, court, tribunal, commission, individual, arbitrator, arbitration panel or other body or other entity, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, having or exercising legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions, and includes any stock or other securities exchange or professional association.

(21)	“Human Resources Plan” means the human resources plan for the Joint Venture jointly developed by Serruya and ARI prior to the Implementation Date.

(22)

“Implementation Agreements” means the Shareholders Agreement, the Subscription Agreement, the ARI Subscription Agreement and any other agreement executed and delivered pursuant to this Agreement or any of the Implementation Agreements.

(23)	“Implementation Date” means November 20, 2018, or such earlier or later date as may be agreed upon by the Parties in writing.

(24)	“Implementation Transactions” is defined in Section 3.01.

(25)	“Indemnified Party” means a Party who has been indemnified by another Party pursuant to Article 10 of this Agreement.

(26)	“Indemnifying Party” means a Party who has agreed to indemnify another Party pursuant to Article 10 of this Agreement.

(27)	“Initial Business Plan” is defined in Section 7.01.

(28)

“Interim Period” means the period of time commencing on the Execution Date and ending on the earlier of: (i) the Implementation Date; and (ii) the date on which this Agreement terminates in accordance with Article 9.

(29)	“Joint Venture” means the joint venture corporation to be formed under the laws of the Province of Ontario pursuant to the terms of this Agreement.

(30)	“JV Agreements” means this Agreement and the Implementation Agreements, collectively.

(31)

“License” means any license, permit, exemption, consent, approval or other authorization or evidence of authority issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Applicable Law.

(32)

“Material Adverse Effect” means in respect of a Person, any change, effect or circumstance that is or would reasonably be expected to be, individually or in the aggregate, (a) materially adverse to such Person, their business, operations, assets or condition (financial or otherwise), taken as a whole; but shall exclude any Material Adverse Effect arising out of: (i) any adverse change, effect or circumstance relating generally to financial markets or general economic conditions, (ii) any adverse change, effect or circumstance relating to conditions generally affecting the industry in which such Person operates, (iii) war, act of terrorism, civil unrest or similar event, or (iv) any generally applicable change in Applicable Laws or interpretation thereof, provided in the case of (ii) and (iv) such change, effect or circumstance, as applicable, does not have a disproportionate effect on such Person or their business, operations, assets or condition (financial or otherwise), taken as a whole, compared to other participants in the industry in which the such Person conducts business; or (b) materially adversely affect the ability of such Person to enter into and perform its obligations under the Implementation Agreements to which it is a party.

(33)	“OBCA” means the Business Corporations Act (Ontario), as amended.

(34)

“Organizational Documents” means: (i) the articles or certificate of incorporation or amalgamation, as applicable, and the bylaws of a corporation; (ii) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (iii) any amendment to any of the foregoing.

(35)	“Parties” means, collectively, Serruya, ARI and Aleafia Parent and any other Person who may become a party to this Agreement.

(36)

“Person” means any individual, sole proprietorship, general partnership, limited partnership unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

(37)	“Personal Information” means information relating to identifiable individuals.

(38)

“Private Placement Subscription Agreement” means the subscription agreement that Aleafia Parent and Serruya will enter into on the Implementation Date in respect with a private placement subscription for 5,000,000 Aleafia Parent Shares at $2.00 per share.

(39)

“Proceeding” means any dispute, litigation, application hearing, claim, action, complaint, grievance, cause of action, suit, demand, inquiry, audit, investigation or other proceeding by or before any Governmental Body, or any arbitration, mediation or similar proceeding, whether civil, criminal, administrative regulations, at law or in equity.

(40)

“Representatives” means a Person’s directors, officers, employees, and to the extent involved in the negotiations and transactions contemplated herein and in the Implementation Agreements, such Person’s agents, consultants, advisors or other representatives, including lawyers, accountants and financial advisors. In the case of a Party, “Representatives” includes the Representatives of that Party’s Affiliates.

(41)	“Serruya” is defined in the preamble to this Agreement.

(42)	“Serruya Licenses” is defined in Section 4.01(f)(i).

(43)	“Shares” means the shares, of any class, of the Joint Venture issued and outstanding at the relevant time.

(44)

“Shareholders Agreement” means the shareholders agreement for the Joint Venture to be entered into between Serruya, ARI and the Joint Venture on the Implementation Date, a copy of which is attached hereto as Appendix A.

(45)	“Tax Act” means the Income Tax Act (Canada), as amended

(46)	“Tax Benefit” means, in the case of an indemnified Claim, the savings or potential savings in Tax realized or realizable from payment in cash of the Claim.

(47)

“Tax” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts, imposed by any Governmental Body.

(48)	“Territory” means all countries of the world (except for the United States).

(49)	“Third Party” means any person other than any Party or any Affiliate thereof, and any Person dealing at arm’s length to such Persons within the meaning of the Tax Act.

(50)	“Third Party Claim” means a Claim arising as a result of a Proceeding by a Third Party against an Indemnified Party.

(51)	“TSXV” means the TSX Venture Exchange.

(52)

“TSXV Approval Letter” means the written approval of the TSXV dated on or prior to the Execution Date in respect of the issuance and delivery by Aleafia Parent of Aleafia Parent Shares to Serruya, in connection with the subscription evidenced by the Private Placement Subscription Agreement and the acquisition by ARI of its Shares.

1.02	Appendices and Schedules

The following appendices and schedules are attached to, and form part of, this Agreement:

Appendix A	-	Shareholders Agreement

Appendix B	-	ARI Subscription Agreement

Schedule 4.01(f)	-	Serruya Licenses

Schedule 4.02(f)	-	Aleafia Licenses

1.03	Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.04	Business Day

Whenever any calculation or payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, the calculation or payment is to be made or action is to be taken on the next Business Day.

1.05	Gender and Number

In this Agreement, unless the context otherwise requires, wording importing the singular shall include the plural and vice versa and words importing gender shall include all genders.

1.06	Currency

Except as otherwise expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Canadian currency. All amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in Canadian currency. Any money to be advanced, paid or tendered by one Party to another under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due.

1.07	Knowledge

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of a Party, it is deemed to refer to the knowledge that the Party either has, or would have obtained, after having made or caused to be made all reasonable inquiries necessary to obtain informed knowledge, including inquiries of the appropriate officer(s) of the Party who are reasonably likely to have knowledge of the relevant matter

1.08	Invalidity of Provisions

If a Governmental Body declares that any of the provisions contained in this Agreement or, when entered into, any of the other JV Agreements, is invalid or unenforceable, that provision will be severed from the applicable JV Agreement, and the remaining provisions will continue in full force and effect, without amendment. The Parties shall, in good faith, negotiate an amendment of such provisions of the applicable JV Agreement or negotiate such alternate arrangements as are necessary to give effect to the intention of the Parties to the applicable JV Agreement in respect of the severed provision.

1.09	Entire Agreement

As of the Execution Date, there are no rights or obligations between the Parties with respect to the formation, funding, governance or operation of the Joint Venture, other than as set out herein and in the Implementation Agreements. No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made by a Party, its Affiliates or any of their respective Representatives to any other Party, its Affiliates or any of their respective Representatives, except as specifically set forth in this Agreement, and, as and when entered into, the Implementation Agreements. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such representation, opinion, advice or assertion of fact, except to the extent the same has been reduced to writing and is specifically set forth in this Agreement and, as and when entered into, the Implementation Agreements.

1.10	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment to or waiver of any provision of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Parties.

1.11	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein without regard to conflict of law principles.

1.12	Attornment

Subject to Article 13, the Parties hereto irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario for all matters arising out of or in connection with this Agreement and, as and when entered into, the Implementation Agreements.

1.13	Priority of Agreements

In the event of any conflict or inconsistency between the provisions of any of the following JV Agreements, then, unless the Parties agree otherwise in writing, the following descending order of priority will apply to the extent of such conflict or inconsistency:

(a)	first, this Agreement;

(b)	next, the terms and conditions of Shareholders Agreement;

(c)	next, the Organizational Documents; and

(d)	finally, the terms and conditions of the other Implementation Agreements,

provided, however, that, notwithstanding the foregoing, in the event of any such conflict or inconsistency, any provision of any of the foregoing agreements or other documents that creates or imposes upon a Party a higher or more restrictive standard of compliance or performance will take precedence over any provision or any of the foregoing documents that establishes or imposes upon such Party a lower or less restrictive standard of compliance or performance. For the avoidance of doubt, provisions only conflict with or are inconsistent with one another if compliance with one such provision would result in a violation of the other provision.

ARTICLE 2
ESTABLISHMENT OF THE JOINT VENTURE

2.01	Formation Generally

(a)

Prior to the Implementation Date, Serruya shall have incorporated and organized the Joint Venture pursuant to the laws of the Province of Ontario by having approved, executed and filed the articles contained in the Organizational Documents with, and paid the prescribed fee to, the Ontario Ministry of Government Services;

(b)	During the Interim Period, Serruya shall be the sole shareholder of the Joint Venture, holding 901 Shares issued for $1.00, and will elect one or more initial directors to the Board;

(c)

From and after the Implementation Date, the governance and other rights and obligations of the Parties, as shareholders of the Joint Venture (in the proportions set out in Section 3.04), including rights to nominate directors to the Board, terms and conditions relating to the transferability of the Shares, customary “piggy back”, “drag along” and buy-out provisions, and provisions related to the distribution of dividends, will be as set out in and governed by the Shareholders Agreement and the Organizational Documents. ARI shall have a right of first refusal to increase its ownership in the Joint Venture up to 49% subject to governing laws and regulations and only to the extent allowed.

2.02	Purpose of the Joint Venture

The Joint Venture will be formed by Serruya and ARI for the purpose of carrying on the Business and where required to be expressly provided to any Governmental Authority at any time after the Implementation Date, will have the following purpose:

“For the purposes of owning and managing retail stores with a focus on selling cannabis and cannabis-related products across Canada and internationally (excluding the United States). Subject to the terms of this Agreement, the Shareholders Agreement and the OBCA, the Joint Venture may engage in any activity and perform any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or in furtherance of the above-referenced purpose.”

2.03	Names

The name of the Joint Venture will be “One Plant (Retail) Corp.” or such other name determined prior to Closing by the Parties.

2.04	Location of Principal Office

The principal office of the Joint Venture will, from and after the Implementation Date, be 8810 Jane Street, 2nd Floor, Concord, Ontario, L4K 3R1.

2.05	Governance of the Joint Venture

(a)

The Board will have the full and exclusive right, power and authority to manage, control, administer and operate the Joint Venture and its Business and to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document, for and on behalf of and in the name of the Joint Venture.

(b)	Provisions relating to the governance of the Joint Venture are described in the Shareholders Agreement.

2.06	Distributions of the Joint Venture

The distribution of profits of the Joint Venture shall be made as follows:

(a)	Aleafia as to 9.9%; and

(b)	Serruya as to 90.1%.

2.07	Applicability of the OBCA

To the extent that a Party’s rights and obligations with respect to the administration, dissolution, liquidation and termination of the Joint Venture are not set out in this Agreement and/or the Shareholders Agreement, they will be governed by the OBCA. To the extent that this Agreement or the Shareholders Agreement contains a provision that is contrary to a provision of the OBCA that permits it being overridden by a shareholders agreement, that provision of the OBCA shall be deemed overridden by such provision in this Agreement or the Shareholders Agreement whether or not specific reference is made to the overridden provision of the OBCA.

2.08	No Personal Liability of Parties

It is the intention of the Parties that no Party, Affiliate of a Party or any of their respective Representatives will have any liability to any Third Party, including to any Governmental Body, for any debt, obligation, liability or loss of the Joint Venture, all subject to and as provided in the Act.

ARTICLE 3
IMPLEMENTATION TRANSACTIONS

3.01	Description of Implementation Transactions

On the Implementation Date, the Parties will take the necessary steps to organize their shareholdings in the Joint Venture, execute and deliver the Implementation Agreements, reconstitute the Board, and appoint the officers of the Joint Venture, all as more particularly described in this Article 3 (the “Implementation Transactions”).

3.02	Place and Time of Closing

The completion of the Implementation Transactions (the “Closing”) shall occur at the offices of Gowling WLG (Canada) LLP, 100 King St. West, Suite 1600, Toronto, Ontario, at 12:30 p.m. (Eastern Standard Time) on the Implementation Date.

3.03	Contributions to the Joint Venture

(a)	ARI and/or Aleafia Parent hereby agree to make the following contributions to the Joint Venture:

(i)

$4,000,000 in exchange for the issuance of 99 Shares to ARI pursuant to the ARI Subscription Agreement to fund a minimum of ten (10) retail store buildouts with the balance being for working capital for the Joint Venture on the Implementation Date; and

(ii)	Provision of expertise to the Joint Venture on a consumer’s “in-person” cannabis client experience on an as-needed basis.

(b)	Serruya hereby agree to make the following contributions to the Joint Venture:

(i)	Obtaining of relevant sales licenses;

(ii)	Identification of retail store locations and existing offers to lease; and

(iii)	Design for stores and supervision of retail store buildout and retrofitting.

3.04	Shareholdings

The Parties’ equity interest in the Joint Venture will be represented by Shares. Upon completion of the Implementation Transactions, each of Serruya and ARI will hold the following number of Shares:

Name	Shares
Serruya	901
ARI	99
Total	1000

3.05	Election of Directors

The Board will initially consist of three (3) directors. Serruya will be entitled to have two (2) nominees elected or appointed to the Board and ARI will be entitled to have one (1) nominee elected or appointed to the Board. The Parties will vote their Shares so as to ensure that the nominees of each other Party are elected as directors of the Joint Venture immediately following the Closing.

3.06	Appointment of Legal Officers

In connection with the completion of the Implementation Transactions, the Board will appoint the legal signing officers of the Joint Venture, which such officers shall be mutually agreed on between the Parties.

3.07	Closing Deliveries

(a)	At the Closing, Serruya will deliver or cause to be delivered to ARI the following:

(i)

a certificate executed by an officer of Serruya certifying that, except as otherwise stated in such certificate (provided that acceptance of such certificate shall not constitute or be deemed to constitute a waiver of any condition): (A) each of Serruya’s representations and warranties made in Section 4.01 is accurate in all material respects as of the date of this Agreement and as of the Implementation Date as if made on the Implementation Date; and (B) Serruya has fulfilled, performed or complied with, in all material respects, all covenants contained in this Agreement to be fulfilled, performed or complied with by it at or prior to Closing;

(ii)	the Shareholders Agreement;

(iii)	the Private Placement Subscription Agreement;

(iv)	the ARI Subscription Agreement;

(v)

share certificates representing: (i) 10 Shares registered in the name of ARI pursuant to the ARI Subscription Agreement together with evidence satisfactory to ARI that ARI or its nominee(s) have been entered upon the books of the Joint Venture as the holder of such shares; and

(vi)

such other documents as ARI may reasonably request for the purpose of (A) evidencing the accuracy of any of Serruya’s representations and warranties made in Section 4.01, (B) evidencing the performance by Serruya of, or the compliance by Serruya with, any covenant or obligation required to be performed or complied with by Serruya under this Agreement; (C) evidencing the satisfaction of any condition for the benefit of Serruya referred to in this Agreement; or (D) otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

(b)

At the Closing, ARI and/or Aleafia Parent will deliver or cause to be delivered to the Joint Venture $4,000,000 by wire transfer of immediately available funds in exchange for the issuance of 99 Shares pursuant to the ARI Subscription Agreement.

(c)	At the Closing, ARI and/or Aleafia Parent will deliver or cause to be delivered to Serruya the following:

(i)

a certificate executed by an officer of ARI certifying that, except as otherwise stated in such certificate (provided that acceptance of such certificate shall not constitute or be deemed to constitute a waiver of any condition): (A) each of the representations and warranties made by ARI and/or Aleafia Parent, as applicable, in Section 4.02 is accurate in all material respects as of the date of this Agreement and as of the Implementation Date as if made on the Implementation Date; and (B) ARI and/or Aleafia Parent, as applicable, has fulfilled, performed or complied with, in all material respects, all covenants contained in this Agreement to be fulfilled, performed or complied with by it at or prior to Closing;

(ii)	the Shareholders Agreement;

(iii)	the Private Placement Subscription Agreement;

(iv)	the ARI Subscription Agreement; and

(v)

such other documents as Serruya may reasonably request for the purpose of: (A) evidencing the accuracy of any of ARI’s representations and warranties made in Section 4.02; (B) evidencing the performance by ARI of, or the compliance by ARI with, any covenant or obligation required to be performed or complied with by ARI under this Agreement; (C) evidencing the satisfaction of any condition for the benefit of Serruya referred to in this Agreement; or (D) otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.01	Representations and Warranties of Serruya

Serruya represents and warrants to ARI that the following statements are true and correct as of the date hereof (except for any representation and warranty relating to the Joint Venture which is stated to be made as of the Closing, which will be made by Serruya on Closing by the delivery of the officer’s certificate referred to in Section 3.07(a)(i)) and Serruya acknowledges ARI is relying on the truth and correctness of these statements in entering into this Agreement and performing its obligations hereunder:

(a)	Organization and Power.

(i)	Serruya is a corporation duly formed under its jurisdiction of organization and is duly organized, validly existing and in good standing under such laws.

(ii)	As of the Closing, the Joint Venture will be a corporation duly incorporated under the laws of the Province of Ontario and duly organized, validly existing and in good standing under such laws.

(b)	Authority.

(i)

Serruya has all necessary corporate power, authority and capacity to enter into, for and on behalf of Serruya, the JV Agreements to which it is a party, and to carry out the obligations of Serruya hereunder and thereunder, and the execution and delivery of this Agreement, and, when delivered the JV Agreements and the consummation of the transactions contemplated hereby and thereby have been or, when delivered, will be, duly authorized by all necessary action on the part of Serruya and the Joint Venture, as applicable;

(ii)

As of the Closing, the Joint Venture has all necessary corporate power, authority and capacity to enter into, the JV Agreements to which the Joint Venture is a party, and to carry out its obligations, hereunder and thereunder, and the execution and delivery of such JV Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Joint Venture.

(c)

Enforceability. Each of the JV Agreements, when entered into by such Person, constitutes a valid and binding obligation of the Joint Venture in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(d)

No Conflict, Neither the execution and delivery of the JV Agreements nor the consummation or performance of any of the transactions contemplated by the JV Agreements will, directly or indirectly (with or without notice or lapse of time):

(i)

contravene, conflict with, or result in a violation of (1) any provision of the Organizational Documents (2) any resolution adopted by the board of directors of Serruya or the Joint Venture, as applicable; or (3) any Contract to which Serruya is a party or by which its assets are affected;

(ii)

contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by the JV Agreements or to exercise any remedy or obtain any relief under any Applicable Law; or

(iii)

contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any License that is held by Serruya or the Joint Venture, as applicable.

(e)

Joint Venture Contracts and Assets. As of Closing, the Joint Venture will not be or have been a party to any Contracts other than the JV Agreements to which they are a party and will not hold or have held, own or have owned or use or have used any assets.

(f)	Serruya Licenses.

(i)

A complete and accurate list and description of all Licenses held by Serruya or any of its Affiliates necessary or desirable to perform the obligations of Serruya or any of their Affiliates under the JV Agreements to which it is or they are a party, is set out in Schedule 4.02(f)(i) (the “Serruya Licenses”).

(ii)

Other than the Serruya Licenses, Serruya is not required under Applicable Law to hold or maintain any License in order for it or any of its Affiliates to perform its obligations under any of the Implementation Agreements.

(g)

Consents and Notices. Serruya is not required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization of any Person (including any Governmental Body) in connection with the execution and delivery of the JV Agreements to which it is a party or the consummation or performance of any of the transactions contemplated hereunder or thereunder.

(h)

Restrictive Covenants. Serruya is not a party to any Contract or subject to any Encumbrance including any covenant not to compete or granting exclusivity or any material confidentiality agreement, whether or not legally binding, which could in any material way affect the performance of it or the Joint Venture of any of their respective obligations under any of the JV Agreements.

(i)

Litigation. There are no suits, arbitration proceedings, injunctions, judgments, orders, legal actions, expropriation proceedings or other proceedings either pending, outstanding or, to the knowledge of Serruya, threatened against or relating to Serruya or the Joint Venture which could in any way affect the completion of or interfere with the performance of such Person’s obligations under the JV Agreements to which it is a party.

(j)

Joint Venture. During the Interim Period, the Joint Venture shall not have carried on any business or entered into any Contract other than the JV Agreements without the prior written consent of ARI, which such consent shall not be unreasonably withheld.

4.02	Representations and Warranties of ARI and Aleafia Parent

ARI and Aleafia Parent, jointly and severally, represent and warrant to Serruya that the following statements are true and correct as of the date hereof and each of ARI and Aleafia Parent acknowledge that Serruya is relying on the truth and correctness of these statements in entering into this Agreement and performing its obligations hereunder:

(a)	Organization and Power. ARI is a corporation duly incorporated under the laws of the Province of Ontario and is duly organized, validly existing and in good standing under such laws.

(b)

Authority. ARI has all necessary corporate power, authority and capacity to enter into the JV Agreements to which it is a party and to carry out its obligations hereunder and thereunder, and the execution and delivery of this Agreement and, when delivered, the JV Agreements and the consummation of the transactions contemplated hereby and thereby have been, or when delivered will be, duly authorized by all necessary action on the part of ARI.

(c)

Enforceability. Each of the JV Agreements, when entered into by such Person, constitutes a valid and binding obligation of ARI enforceable against ARI in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(d)

No Conflict, Neither the execution and delivery of the JV Agreements nor the consummation or performance of any of the transactions contemplated by the JV Agreements will, directly or indirectly (with or without notice or lapse of time):

(i)

contravene, conflict with, or result in a violation of (1) any provision of the Organizational Documents of ARI, (2) any resolution adopted by the board of directors of ARI, (3) any Contract to which ARI is a party or by which its or its Affiliates’ assets are affected;

(ii)

contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by the JV Agreements or to exercise any remedy or obtain any relief under any Applicable Law; or

(iii)

contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any License that is held by ARI or any of its Affiliates.

(e)

Consents and Notices. Except for the TSXV Approval Letter, neither ARI nor any of its Affiliates is required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization of any Person (including any Governmental Body) in connection with the execution and delivery of the JV Agreements or the consummation or performance of any of the transactions contemplated hereunder or thereunder

(f)	ARI Licenses.

(i)

A complete and accurate list and description of all Licenses held by ARI or any of its Affiliates necessary or desirable to perform the obligations of ARI or any of their Affiliates under the JV Agreements to which it is or they are a party, is set out in Schedule 4.02(f) (the “ARI Licenses”).

(ii)

Other than the ARI Licenses, ARI is not required under Applicable Law to hold or maintain any License in order for it or any of its Affiliates to perform their obligations under any of the Implementation Agreements.

(g)

Compliance with Laws. ARI and its Affiliates have complied in all material respects with all Applicable Laws in the conduct of its business. Neither ARI nor any of its Affiliates has received any written notice from any Governmental Body alleging any material violation under any Applicable Laws in connection with the conduct of its business or arising out of the operation of its business. Without limiting the generality of the foregoing, as of the date of this Agreement, neither ARI nor any of its Affiliates markets or sells any cannabis-related products outside of the Territory and as of the Implementation Date, neither ARI nor any of its Affiliates markets or sells any cannabis-related products outside of the Territory except in compliance with Applicable Laws.

(h)

Health and Safety. There is no litigation, claim, correction notice or other proceeding or investigation, pending or, to ARI’s knowledge, threatened against or relating to ARI, any of its Affiliates or any of their respective products or services that pertain to compliance with any Applicable Laws concerning health and safety.

(i)	Residency. ARI is not a non-resident of Canada for purposes of the Tax Act.

(j)

Reporting Issuer. Aleafia Parent is a “reporting issuer” (or the equivalent thereof) in the provinces of British Columbia and Alberta and is in compliance in all material respects with applicable securities laws in those jurisdictions.

(k)

TSXV. The issued and outstanding common shares of Aleafia Parent are listed and posted for trading on the TSXV and Aleafia Parent is in compliance in all material respects with the rules and regulations of the TSX.

(l)

No Cease Trade Orders. No securities commission or comparable authority has issued any order preventing or suspending the distribution of the common shares of Aleafia Parent or the trading of securities of Aleafia Parent generally and, to ARI’s knowledge, there is no investigation, inquiry or proceeding for this purpose that has been commenced or which is pending, contemplated or threatened.

(m)	Public Record. Aleafia Parent has filed on SEDAR all documents required to be filed by it under applicable securities laws in the provinces where it is a “reporting issuer”.

(n)

No Material Change. Other than as disclosed on SEDAR, since March 26, 2018 and, except for the entering into of this Agreement, there has been no material change in the business, operations or capital of Aleafia Parent or its Affiliates taken as a whole.

(o)

Restrictive Covenants. None of ARI or any of its Affiliates is a party to any Contract or subject to any Encumbrance including any covenant not to compete or granting exclusivity or any material confidentiality agreement, whether or not legally binding, which could in any material way affect the performance of it or the Joint Venture of any of their obligations under the JV Agreements.

(p)

Litigation. There are no suits, arbitration proceedings, injunctions, judgments, orders, legal actions, expropriation proceedings or other proceedings either pending, outstanding or, to the knowledge of ARI or Aleafia Parent, threatened against or relating to ARI or any of its Affiliates which could in any way affect the completion of or interfere with the performance of ARI or its Affiliates obligations under the JV Agreements to which it is a party.

(q)	TSXV Conditional Approval. Aleafia Parent has obtained the TSX Approval Letter, a true and complete copy of which has been provided to Serruya.

ARTICLE 5
COVENANTS

5.01	Access and Investigation

During the Interim Period, Serruya and ARI and/or Aleafia Parent will each, for the purpose of consummating the Implementation Transactions:

(a)

subject to consent by such Party, grant to the other Party and its Representatives, upon reasonable prior notice and during such reasonable times as agreed upon, access to each other’s personnel, properties, contracts, books and records, and other documents and data pertaining to the assets to be licensed to the Joint Venture;

(b)	furnish each other with such additional financial, operating, and other data and information relating to the Party and the Joint Venture, as may reasonably be requested.

5.02	Commercially Reasonable Efforts to Satisfy Conditions.

Each Party will use its commercially reasonable efforts to cause the conditions of Closing in Article 6 to be fulfilled prior to the Closing and neither Serruya nor ARI and/or Aleafia Parent will, without the prior consent of the other, take any affirmative action, or fail to take any reasonable action within its control, as a result of which it is reasonably likely that a condition of Closing will not be fulfilled. Without limiting the generality of the foregoing, during the Interim Period, the Parties shall negotiate in good faith the terms of the Implementation Agreements which shall be on terms consistent with the general terms set out in the term sheet executed by the Parties.

5.03	Conduct of Business.

During the Interim Period, Serruya and ARI and/or Aleafia Parent shall each conduct its respective business in the ordinary course consistent with past practice and in compliance in all material respects with Applicable Laws.

5.04	Required Approvals, Consents and Filings

Serruya and ARI and/or Aleafia Parent will each use commercially reasonable efforts to obtain, during the Interim Period, all consents and approvals that it is required to obtain or to cause to be obtained in order to consummate the Implementation Transactions. Without limiting the generality of the foregoing, as promptly as practicable after the Execution Date, Serruya and ARI and/or Aleafia Parent will make all filings required to be made by each of them in order to consummate the Implementation Transactions. Serruya and ARI will cooperate with respect to all filings that they may mutually elect to make or that either of them is required by Applicable Law to make in connection with the Implementation Transactions.

5.05	Notification

Serruya and ARI will each promptly notify the other in writing if it becomes aware of any fact or condition that causes or constitutes a breach of any of the representations and warranties made by such party as of the date of this Agreement or as of the Closing. Each Party will promptly notify the other of any breach of any covenant or of the occurrence of any event that may make the satisfaction of any of the closing conditions in this Agreement impossible or unlikely.

5.06	Exclusive Dealing

During the Interim Period, the Parties shall not, without the prior written consent of the other Party, directly or indirectly, through any Representative or other Affiliate or Affiliates Representatives, and shall cause such Affiliates and Representatives not to: (A) solicit, initiate or encourage the submission of any proposal or offer from any Person (other than a Party) relating to the Business or the Joint Venture or any aspect thereof, (B) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any Person (other than a Party) to do or seek any of the foregoing or (C) enter into any agreement, arrangement or understanding with respect to the foregoing.

5.07	Post-Closing Covenants

The Parties agree that following Closing:

(a)	Serruya and ARI will work together to jointly develop the Human Resources Plan which will describe, among other things, the steps to be taken by the Parties prior to:

(i)	transfer certain employees of Serruya and/or ARI or their respective Affiliates to the Joint Venture;

(ii)	cause the Joint Venture to hire additional employees and/or retain consultants; and

(iii)	cause the Joint Venture to establish appropriate compensation plans, benefit plans and incentive plans, for the employees of the Joint Venture.

(b)

each Party will take all necessary steps to support the Joint Venture in filing applications for any approvals of Governmental Bodies that may be necessary: (A) in connection with any of the transactions contemplated by this Agreement and/or the Implementation Agreements; and (B) for the Joint Venture to carry on the Business following the Implementation Date; and

(c)	Serruya and ARI will work together to jointly develop the Initial Business Plan referred to in Article 7 hereof.

ARTICLE 6
CLOSING CONDITIONS

6.01	Conditions Precedent to Serruya’s Obligations to Close

Serruya’s obligation to complete the Implementation Transactions and to take the other actions required to be taken by Serruya at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived by Serruya, in whole or in part):

(a)

Accuracy of Representations. All of the representations and warranties made by ARI in this Agreement shall have been accurate as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made.

(b)

ARI’s and/or Aleafia Parent’s Performance. All of the covenants and obligations that ARI and/or Aleafia Parent is required to perform or to comply with pursuant to this Agreement at or before the Closing, must have been duly performed and complied with in all material respects.

(c)

Additional Documents. ARI and/or Aleafia Parent shall have caused the deliveries required by Section 3.07 be delivered (or tendered subject only to Closing) to Serruya and/or the Joint Venture, as applicable.

(d)

No Proceedings. Since the date of this Agreement, there has not been commenced or threatened against ARI, or against any Affiliate of ARI, by any Third Party any Proceeding (A) involving any challenge to, or seeking damages or other relief in connection with, any of the Implementation Transactions or (B) that creates a reasonable likelihood of preventing, substantially delaying or making illegal any of the Implementation Transactions or either Party’s participation therein.

(e)	TSXV Approval. Aleafia Parent shall have received the TSXV Approval Letter from the TSXV and delivered a copy to Serruya.

(f)

Material Adverse Effect. There shall not have occurred any event, development or condition that has, or could reasonably be expected to have, a Material Adverse Effect on ARI, the Aleafia Parent or the Joint Venture.

6.02	Conditions Precedent to ARI’s Obligations to Close

ARI’s and/or Aleafia Parent’s obligation to complete the Implementation Transactions and to take the other actions required to be taken by ARI and/or Aleafia Parent at the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived by ARI, in whole or in part):

(a)

Accuracy of Representations. All of the representations and warranties of Serruya in this Agreement shall have been accurate as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made.

(b)

Serruya’s Performance. All of the covenants and obligations that Serruya is required to perform or to comply with pursuant to this Agreement at or before the Closing, must have been duly performed and complied with in all material respects.

(c)	Additional Documents. Serruya shall have caused the deliveries required by Section 3.07 to be delivered (or tendered subject only to Closing) to ARI and/or the Joint Venture, as applicable.

(d)

No Proceedings. Since the date of this Agreement, there has not been commenced or threatened against Serruya, or against any Affiliate of Serruya, any Proceeding by any Third Party (A) involving any challenge to, or seeking damages or other relief in connection with, any of the Implementation Agreements or (B) that creates a reasonable likelihood of preventing, substantially delaying or making illegal any of the Implementation Transactions or either Party’s participation therein.

(e)	Material Adverse Effect. There shall not have occurred any event, development or condition that has, or could reasonably be expected to have, a Material Adverse Effect on Serruya or the Joint Venture.

ARTICLE 7
INITIAL BUSINESS PLAN

7.01	Initial Business Plan.

(a)

As soon as practicable and in any event within 60 days following the Implementation Date, the Parties will, and will cause the Joint Venture to, develop and approve an initial business plan for the Joint Venture (“Initial Business Plan”) which covers:

(i)	the commercial objectives for first three years of the Joint Venture’s proposed operations;

(ii)	capital commitments of the Parties with respect to the Joint Venture;

(iii)	the responsibilities of the Parties over the three year period of the Initial Business Plan;

(iv)	key metrics and milestones that the Parties intend the Joint Venture to achieve over the three year period of the Initial Business Plan; and

(v)	ancillary commercial matters that the Parties have identified as dependencies in order for the Joint Venture to meets its objectives.

(b)

The Parties will provide a copy of the Initial Business Plan to the Board within 60 days after the Implementation Date and the election of the Board in accordance with Section 3.05. Subject to the terms of the Shareholders Agreement, the Board may, in its discretion, make any changes to the Initial Business Plan prior to approving the Initial Business Plan upon approval or written consent resolution of shareholders of the Joint Venture holding no less than 66 2/3% of the voting rights attached to all of the Shares.

ARTICLE 8
CONFIDENTIALITY

8.01	Confidentiality

(a)	Each Party acknowledges and agrees to the other and to the Joint Venture that:

(i)	in the course of its association with the Joint Venture, it will acquire Confidential Information;

(ii)	the Joint Venture has possession of, title to, and ownership of and all rights to use the Confidential Information; and

(iii)	any disclosure of the Confidential Information to the general public would be highly detrimental to the interests of the Joint Venture,

and accordingly, each Party agrees to hold in strict confidence and not disclose or use any Confidential Information for any purpose except in connection with the Joint Venture and the performance of its obligations under the JV Agreements.

(b)

Despite Section 8.01(a), Confidential Information may be disclosed to a prospective buyer of a Party’s interest in the Joint Venture if that prospective buyer signs a confidentiality or non-disclosure agreement containing provisions equivalent to those in this Section 8.01.

(c)

Despite Section 8.01(a), Confidential Information may be disclosed to any Representative, if that Representative is already bound by a duty of confidentiality not to disclose any information provided to it, or signs a confidentiality or non-disclosure agreement containing provisions equivalent to those in this Section 8.01.

(d)

If a Party or any Representative of that Party is required, in the reasonable opinion of that Party’s legal counsel, by Applicable Law, or by any Governmental Body, to disclose any Confidential Information, that Party will not be in breach of Section 8.01(a), provided that before making any disclosure, the Party or that Representative provides the Joint Venture and the other Party with prompt written notice of that requirement or request so that the Joint Venture and the other Party may contest the disclosure of the Confidential Information and seek an appropriate protective order or other appropriate remedy.

(e)	The obligations imposed by, and the covenants contained in, this Section 8.01 are perpetual.

(f)

Each Party shall be responsible for the compliance by its Affiliates and Representatives with the terms of this Section 8.01 and the execution by such Affiliates and Representatives of confidentiality or non-disclosure agreement pursuant to Section 8.01(c).

8.02	Resolution of Disputes

For certainty, the obligation to resolve any dispute with respect to the covenants contained in this Article 8 in accordance with the dispute resolution procedures contemplated in Article 11 will survive with respect to any Party after it has ceased to hold its interest in the Joint Venture.

8.03	Covenants Reasonable

Each covenantor in respect of the covenants in this Article 8 acknowledges and agrees with the other that:

(a)	without the covenants included in this Article 8, the other covenantors would not have entered into this Agreement;

(b)	the covenants included in this Article 8 are reasonable in the circumstances and are necessary to protect the economic position of the Joint Venture and the other covenantors; and

(c)

the breach of any of the provisions of this Article 8 would cause serious and irreparable harm to the Joint Venture and the other covenantors which could not adequately be compensated for in damages, and if there is a breach of any of the provisions of this Article 8, each covenantor consents to an injunction being issued to prevent any further breach of those provisions. This Section 8.03 will not be construed as a derogation of any other remedy to which the Joint Venture or any covenantor may be entitled if there is a breach of any of the provisions of this Article 8.

8.04	Covenants Independent

The existence of any claim or cause of action of a covenantor in respect of the covenants in this Article 8 against another covenantor, whether under this Agreement or otherwise, will not constitute a defence to the enforcement by the other covenantor of the provisions of this Article 8 against that covenantor.

ARTICLE 9
SURVIVAL, TERM AND TERMINATION RIGHTS

9.01	Survival

Unless otherwise expressly provided for in this Agreement or in the Implementation Agreements, all of the covenants and representations and warranties contained in this Agreement and in the Implementation Agreements will survive the Closing.

9.02	Term

(a)

The term of this Agreement shall commence on the Execution Date and it shall subsist, unless terminated in accordance with the terms of this Article 9, for an initial term ending on the tenth (10th) anniversary of the Execution Date and will be automatically renewed for subsequent one (1) year terms.

(b)	If this Agreement is terminated pursuant to this Article 9, all further obligations of the Parties under this Agreement will terminate, except those obligations that, by their nature, should continue.

(c)	In the event this Agreement is terminated pursuant to this Article 9, the Parties shall take all reasonable steps to forthwith cause the Joint Venture to be dissolved

9.03	Termination Rights Prior to Closing

This Agreement may, by notice given in writing to the other Party before or at the Closing, be terminated:

(a)	by mutual consent of the Parties;

(b)	by Serruya if:

(i)

there has been a material violation or material breach by ARI and/or Aleafia Parent of any covenant, representation and warranty or other agreement contained in this Agreement such that any condition to Closing specified in Section 6.01 would be incapable of being satisfied by the Implementation Date, and such violation or breach is not waived by Serruya or, in the case of a covenant breach, cured by ARI and/or Aleafia Parent within ten (10) days or such longer period of time as may be required provided ARI and/or Aleafia Parent is diligently pursuing such cure but in any event prior to the Implementation Date, after written notice thereof by Serruya;

(ii)

any of the Closing conditions in Section 6.01 has not been satisfied as of the Implementation Date or if satisfaction of the condition is or becomes impossible (other than through the failure of Serruya to comply with its obligations under this Agreement) and Serruya has not waived that condition on or before such date;

(iii)	a change of Control of ARI and/or Aleafia Parent has occurred prior to the Implementation Date; or

(iv)

the Closing has not occurred on or before November 30, 2018, or such later date as the Parties may agree upon, unless Serruya is in material breach of this Agreement, which breach results in the failure of the Closing to occur on or before such date; or

(c)	by ARI if:

(i)

there has been a material violation or material breach by Serruya of any covenant, representation and warranty or other agreement contained in this Agreement such that any condition to Closing specified in Section 6.02 would be incapable of being satisfied by the Implementation Date, and such violation or breach is not waived by ARI and/or Aleafia Parent, as applicable, or, in the case of a covenant breach, cured by Serruya within ten (10) days or such longer period of time as may be required provided Serruya is diligently pursuing such cure but in any event prior to the Implementation Date, after written notice thereof by ARI;

(ii)

any of the Closing conditions in Section 6.02 has not been satisfied as of the Implementation Date or if satisfaction of the condition is or becomes impossible (other than through the failure of ARI and/or Aleafia Parent to comply with its obligations under this Agreement) and ARI and/or Aleafia Parent has not waived that condition on or before such date;

(iii)	a change of Control of Serruya has occurred prior to the Implementation Date; or

(iv)

the Closing has not occurred on or before November 30, 2018, or such later date as the parties may agree upon, unless ARI and/or Aleafia Parent is in material breach of this Agreement, which breach results in the failure of the Closing to occur on or before such date.

9.04	Termination Rights After Closing

After Closing, this Agreement may be terminated on not less than ninety (90) days prior notice given in writing to the other Party and shall automatically terminate in the case of Section 9.04(d):

(a)	by mutual consent of the Parties;

(b)

by Serruya if ARI and/or Aleafia Parent or any of its Affiliates has committed a material breach of any covenant, representation and warranty or other agreement contained in a JV Agreement to which ARI or any of its Affiliates is a party, and such breach, if capable of being cured, is not remedied within sixty (60) Business Days of written notice thereof from Serruya or the Joint Venture to ARI;

(c)

by ARI if Serruya or any of its Affiliates has committed a material breach of any covenant, representation and warranty or other agreement contained in a JV Agreement to which Serruya or any of its Affiliates is a party and such breach, if capable of being cured, is not remedied within sixty (60) Business Days of written notice thereof from ARI to Serruya; or

(d)	upon one of ARI (and/or its Affiliate) or Serruya (and/or its Affiliate) holding all of the issued and outstanding Shares.

9.05	Termination in the event of Bankruptcy, etc.

This Agreement will terminate immediately and without notice upon a Party agreeing to be treated as, or being adjudicated as, bankrupt or insolvent by agreement, decree order or judgment of any court of competent jurisdiction or upon a Party dissolving, liquidating or winding-up, or making an assignment for the benefit of its creditors or consenting to the appointment of a receiver, receiver-manager, monitor, trustee in bankruptcy or liquidator or filing a petition or proposal to declare bankruptcy.

9.06	Change of Applicable Laws.

(a)

If a Governmental Body declares by way of a final and unappealable order or Applicable Law that, for any reason, it is unlawful for the Joint Venture to carry on all or part of the Business in a province or territory of Canada, the Parties shall, in good faith, negotiate an amendment of such provisions of this Agreement or the Implementation Agreements, as the case may be, or negotiate such alternate arrangements as are necessary to facilitate the continued operation of the Business in such province or territory either directly or indirectly by another Person in which the Parties have substantially similar rights and obligations so as to substantially preserve the respective rights and obligations of the Parties hereunder.

(b)

If the Parties are unable to agree in writing upon amendments or alternate arrangements within the period permitted by such Governmental Body for the Joint Venture to continue to carry on the Business in that province or territory in compliance with Applicable Laws following such declaration, or such other period agreed to by the Parties, this Agreement, and each of the Implementation Agreements shall terminate in respect of the Business in such province or territory and be of no further force or effect and if such declaration of unlawfulness includes all of Canada, this Agreement shall terminate and the Joint Venture shall be dissolved in accordance with the terms of the Shareholder Agreement.

9.07	Effect of Termination.

(a)	If this Agreement is terminated pursuant to Article 9, all further obligations of the Parties under this Agreement will terminate, except those obligations that by their nature should survive.

(b)	In the event this Agreement is terminated pursuant to Article 9, the Parties shall take all reasonable steps to forthwith cause the Joint Venture to be dissolved.

(c)

Each Party’s right of termination herein is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not deemed to be an election of remedies.

ARTICLE 10
INDEMNIFICATION

10.01	Indemnification by Serruya

Serruya shall indemnify, hold and save ARI, and its Affiliates, the Joint Venture and their respective Representatives, as the case may be, harmless from all Claims whatsoever relating to, arising directly or indirectly out of, resulting from or in any way connected with:

(a)

any breach or non-performance by Serruya or any of its Affiliates of any covenant to be performed by any of them that is contained in this Agreement or any of the Implementation Agreements to which it is a party or any agreement, certificate or other document executed and delivered pursuant to this Agreement or the Implementation Agreements; and/or

(b)

any breach by Serruya or any of its Affiliates of or any material inaccuracy of any representation or warranty contained in this Agreement or any of the Implementation Agreements to which it is a party or any agreement, certificate or other document executed and delivered pursuant to this Agreement or the Implementation Agreements.

10.02	Indemnification by ARI

ARI shall indemnify, hold and save Serruya, and its Affiliates, the Joint Venture and their respective Representatives, as the case may be, harmless from all Claims whatsoever relating to, arising directly or indirectly out of, resulting from or in any way connected with:

(a)

any breach or non-performance by ARI or any of its Affiliates of any covenant to be performed by any of them that is contained in this Agreement or any of the Implementation Agreements to which it is a party or any agreement, certificate or other document executed and delivered pursuant to this Agreement or the Implementation Agreements; and/or

(b)

any breach by ARI or any of its Affiliates of or any material inaccuracy of any representation or warranty contained in this Agreement or any of the Implementation Agreements to which it is a party or any agreement, certificate or other document executed and delivered pursuant to this Agreement or the Implementation Agreements.

10.03	Notice of Claim

In the event that an Indemnified Party shall become aware of any Claim in respect of which the Indemnifying Party agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of a Claim in time to effectively contest the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party, the amount of any Claims incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

10.04	Determination of Damages and Related Matters

In calculating any amount owing pursuant hereto and in respect of which indemnification is sought in accordance with the terms hereof, the Indemnifying Party shall receive credit for any insurance recoveries of the Indemnified Party. Nothing in this Agreement in any way restricts or limits the general obligation at law of an Indemnified Party to mitigate any Claim which it may suffer or incur.

10.05	Third Party Claims

With respect to any Third Party Claim, provided such Claim is solely in respect of money damages and does not seek any injunctive or other equitable relief and settlement of, or an adverse judgment with respect to, such Claim is not, in the reasonable judgment of the Indemnified Party, likely to establish a precedent, custom or practice adverse to the continuing business interests of the Indemnified Party, the Indemnifying Party shall have the right, at its expense and by providing notice within thirty (30) days of receiving notice of such Third Party Claim, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s reasonable out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). Upon assumption of control by the Indemnifying Party: (i) the Indemnifying Party shall actively and diligently proceed with the defence, compromise or settlement of the Claim at its sole cost and expense, retaining counsel reasonably satisfactory to the Indemnified Party Person; the Indemnifying Party shall keep the Indemnified Party fully advised with respect to the status of the Claim (including supplying copies of all relevant documents promptly as they become available) and shall arrange for its counsel to inform the Indemnified Party on a regular basis of the status of the Claim; and (iii) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Claim unless consented to by the Indemnified Party (which consent may not be unreasonably or arbitrarily withheld or delayed). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

10.06	Settlement of Third Party Claims

If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall be not be unreasonably withheld or delayed.

10.07	Net Tax Benefit

Notwithstanding anything to the contrary contained or implied in this Article 10, any indemnity payment made pursuant to this Article 10 shall be made net of the amount of any Tax Benefit realized by the Indemnified Party by reason of incurring an indemnifiable Claim.

10.08	Third Party Indemnification

To ensure that the indemnities provided by each of Parties to the Joint Venture and the other’s Affiliates and their respective Representatives are enforceable, it is agreed by the Parties that each of the them is acting as agent for the Joint Venture and its Affiliates and Representatives with respect to the indemnities intended to be given to those Persons under this Article 10. Each of the Parties agrees that it will hold any right to indemnification that the Joint Venture and its Affiliates and Representatives is intended to have under this Article in trust for that Person, and that funds received by a Party in respect of any Claims under this Article by the Joint Venture and that Party’s Affiliates and Representatives will be held in trust for that Person.

ARTICLE 11
DISPUTE RESOLUTION

11.01	Applies Only to Legal Claims.

This Article governs only those disputes that arise under this Agreement and the Implementation Agreements, the outcome of which depends solely on whether the Joint Venture, a Party or any of its Affiliates is in default of its contractual or other legal obligations (a “Legal Claim”) and includes (i) disputes as to indemnification under this Agreement or any of the Implementation Agreements and (ii) the formation, validity, binding effect, applicability, scope, interpretation, performance, breach or termination of this Agreement or any Implementation Agreement. The Parties acknowledge and agree that the Joint Venture is a beneficiary of, and are subject to, this Article 11 in connection with any Legal Claim relating to the Implementation Agreements.

11.02	Dispute Resolution Procedures

(a)

Negotiation. Either Party or the Joint Venture (in this Article 11 only, collectively the “Parties” and each, a “Party”) may give notice of a Legal Claim to the other Party. For a period of 30 days from receipt of the notice, the Parties will consult with each other in a good faith effort to resolve the Legal Claim.

(b)

Mediation. If the Parties do not settle the Legal Claim within the 30 days, either Party may provide the other Party with a notice for mediation. After delivery of such notice, the Parties will attempt in good faith to settle the matter by mediation administered by the International Centre for Dispute Resolution Canada under its Canadian mediation rules.

(c)

Binding Arbitration. If within 30 days after receipt of the notice for mediation, the mediation does not result in settlement of the Legal Claim, then the Legal Claim will be finally resolved by arbitration administered by the International Centre for Dispute Resolution Canada, in accordance with its Canadian arbitration rules. A Party may initiate arbitration by notice to the other Party any time after expiration of 60 days from receipt of notice of the Legal Claim provided for in Subsection (b), whether or not mediation has been initiated or completed unless the mediation was completed by agreement of the parties as reflected in a written agreement. Unless the Parties agree otherwise, initiation of arbitration will not relieve any Party of its obligation to participate in any mediation initiated under Subsection (b).

11.03	Arbitration Terms.

Any arbitration will comply with the following terms:

(a)	Formation of Tribunal. The arbitration tribunal will consist of three arbitrators. One arbitrator will be appointed by each Party and the third will be appointed by the first two arbitrators.

(b)	Industry Experience. The arbitrators will be familiar with the commercial and industry practices of the Joint Venture.

(c)

Conduct of Arbitration. The arbitration will take place in Toronto, Ontario in the English language and will exclude any right of application or appeal to any court in connection with any question of law or fact arising in the course of the arbitration or with respect to any award made.

11.04	Awards.

The arbitration award will be final and binding on the Parties, will not be subject to judicial appeal, will not include any punitive damages and will deal with the allocation of costs of arbitration, including legal fees and all related matters. Any monetary award will stipulate a rate of interest, deemed appropriate by the arbitrators, which will run from the date notice of Legal Claim was given until the date when the award is fully satisfied. The arbitration award will be promptly satisfied by the Party against whom it is granted, free of any deduction or offset. Any cost or fee incident to enforcing the award will, to the maximum extent permitted by law, be charged against the Party resisting enforcement. Judgment upon the award rendered may be entered in any court having jurisdiction, or application may be made to that court for a judicial recognition of the award or an order of enforcement thereof, as applicable. The Joint Venture or any Party may bring an action to enforce any award granted under this Section.

ARTICLE 12
RELATIONSHIP OF THE PARTIES

12.01	Limitation on Authority of Parties

(a)

Nothing contained in this Agreement shall be deemed to constitute any Party as the partner of any other Party or, except as otherwise herein expressly provided, to constitute any Party as the agent or legal representative of any other Party, nor to create any fiduciary relationship between the Parties. The Parties do not have any intention to create, nor shall this Agreement be construed to create, any general, limited or undeclared partnership under any Applicable Laws. No Party shall have any authority to act for or to assume any obligation or responsibility on behalf of any other Party by virtue of this Agreement, except as otherwise expressly provided herein.

(b)

Save as expressly provided herein, each Party shall be responsible only for its obligations as herein set out and shall not have any liability for the debts, liabilities or obligations of any other Party.

12.02	Implied Covenant

There are no implied covenants contained in this Agreement other than those of good faith and fair dealing. No Party shall have any fiduciary or other duties to the Joint Venture except as specifically and expressly provided by this Agreement, and the Party’s duties and liabilities otherwise existing at law or in equity are restricted and limited by the provisions of this Agreement to those duties and liabilities specifically set forth in this Agreement. Notwithstanding any contrary provision of this Agreement, in carrying out any duties hereunder, a Party shall not be liable to the Joint Venture, nor to any other Party, for any such Party’s good faith reliance on the provisions of this Agreement, the records of Joint Venture or such information, opinions, reports or statements presented by any other Party, officer or employee of Joint Venture, or the Board or other committee of the Board, or by any other Person as to matters such Party reasonably believes are within such other Person’s professional or expert competence.

12.03	Other Business Opportunities

Except as otherwise expressly provided to the contrary in this Agreement, each Party and its Affiliates will have the right to engage in and receive full benefits from any independent business activities or operations, whether or not competitive with the operations of Joint Venture or the other Party or the respective Affiliates of such other Parties, without consulting with, or any obligation to, Joint Venture or the other Parties. Except as expressly provided to the contrary in this Agreement, doctrines of “corporate opportunity” or “business opportunity” will not be applied to any activity, venture, or operation of any Party or any of its Affiliates.

12.04	No Third-Party Beneficiary Rights

This Agreement shall be construed to benefit the Parties and their respective successors and permitted assigns only, and shall not be construed to create third-party beneficiary rights in any other Person. Notwithstanding anything in this Agreement to the contrary, no Person or entity other than a Party shall have the right to enforce any representation or warranty of a Party hereunder, to reimburse or indemnify any other Party hereunder, and, specifically, neither Joint Venture nor any creditor or third party shall have any such rights.

ARTICLE 13
GENERAL PROVISIONS

13.01	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. Notice and other communications shall be addressed as follows:

(a)	if to Serruya:

210 Shields Court
Markham, Ontario
L3R 8V2

	Attention:	Aaron Serruya
	Email:	Aaron.n@serruyaequity.com

(b)	if to ARI or Aleafia Parent:

8810 Jane Street, 2nd Floor,
Concord, Ontario
L4K 2M9

	Attention:	Geoff Benic, Chief Executive Officer
	Email:	geoff.benic@aleafiainc.com

13.02	Public Announcements

Each of the Parties shall consult with each other at least forty-eight (48) hours before it or its Affiliates issue any press release or otherwise make any public announcements with respect to this Agreement, the Implementation Agreements, the Implementation Transactions or the Business. Each of the Parties shall consult with each other as to the form and substance of such public announcements, provided however, that nothing contained herein shall prohibit either Party or its Affiliates from making any public announcement, which is required by law (including stock exchange requirements) without consulting with the other. Nothing in this Section 13.02 limits the confidentiality obligations of the Parties set out in any of the JV Agreements.

13.03	Costs and Expenses

Except as otherwise provided herein, each of the Parties shall bear its own expenses incurred in connection with the execution and delivery of this Agreement and the Implementation Agreements and the consummation of the transactions contemplated in this Agreement and the Implementation Agreements.

13.04	Time of Essence

Time is of the essence of any provision of this Agreement which prescribes a date or period by which the Parties or the Joint Venture are to take any particular action.

13.05	Further Assurances

Each of the Parties shall use reasonable efforts to take all such steps, execute all such documents and do all such acts and things as may be reasonably within its power to implement to their full extent, in good faith, the provisions of this Agreement.

13.06	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors.

13.07	Assignment

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior written consent of the other Party, except to a successor in ownership of all or substantially all of the assets of the assigning Party if the successor in ownership expressly assumes in writing the terms and conditions of this Agreement. For greater certainty, any attempted assignment without receipt of prior written approval will be deemed void.

13.08	No Contra Proferentem

This Agreement has been reviewed by each Party’s professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

13.09	Counterparts

This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

13.10	Electronic Signatures

Delivery of this Agreement by facsimile, e-mail or other functionally equivalent electronic means of transmission constitutes valid and effective delivery.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed and delivered, by their respective authorized signatories, as of the date first written above.

SPE FINANCE LLC

Per:	“Aaron Serruya”
Name:	Aaron Serruya
Title:	Authorized Signing Officer
I have authority to bind the Corporation

ALEAFIA RETAIL INC.

Per:	“Geoff Benic”
Name:	Geoff Benic
Title:	CEO
I have authority to bind the Corporation

ALEAFIA HEALTH INC.

Per:	“Benjamin Ferdinand”
Name:	Benjamin Ferdinand
Title:	CFO
I have authority to bind the Corporation

APPENDIX A
Shareholders Agreement

(see attached)

APPENDIX B
ARI Subscription Agreement

SCHEDULE 4.01(f)(i)
Serruya Licenses

Licenses to operate retail stores in Canada and internationally (excluding the United States) pursuant to all applicable federal, provincial, state and local laws.

SCHEDULE 4.02(f)(i)
ARI Licenses

Nil.